SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MATERIAL FACT | 04/24 COMPANHIA PARANAENSE DE ENERGIA – COPEL Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE) 41300036535 - CVM Registration B3 (CPLE3, CPLE5, CPLE6) NYSE (ELP, ELPC) LATIBEX (XCOP, XCOPO) Market Maker COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general that it has contracted BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., registered with the CNPJ/MF under No. 43.815 .158/0001-22 (“BTG Pactual” or “Formador de Mercado”), securities broker, to perform the role of market maker for its common (CPLE3) and preferred (CPLE6) shares within the scope of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), in accordance with CVM Resolution No. 133/2022, B3 Market Maker Regulations, B3 Operations Regulations and other applicable rules and regulations. Since 2018, market maker services have been provided by BTG Pactual. The provision of Market Maker services aims to promote the liquidity of common and preferred shares issued by the Company and will be in force for a period of 12 (twelve) months from the date of its execution, and may be extended for a maximum of 60 (sixty) months. There was no contract signed regulating the exercise of voting rights or the purchase and sale of securities issued by the Company with the Market Maker. COPEL has 1,300,330,190 (one billion, three hundred million, three hundred and thirty thousand, one hundred and ninety) common shares, 3,128,000 (three million, one hundred and twenty-eight thousand) class A preferred shares and 1,679 in circulation on the market. 233,590 (one billion, six hundred and seventy-new million, two hundred and thirty-three thousand, five hundred and ninety) class B preferred shares. Curitiba, June 04, 2024. Adriano Rudek de Moura Director of Finance and Investor Relations For further information, please contact the Investor Relations team: ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 4, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.